November 5, 2007

Division of Corporate Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Geopulse Exploration, Inc. Form SB-2; Amendment 7 filed on November 5, 2007 File No.: 333-137519

Dear Ms. Levy:

An amended registration statement on Form SB-2 was filed on November 5, 2007 in response to your verbal comments made on November 1, 2007. The amended registration statement included responses to each of your comments. We believe we have now filed all appropriate amendments.

We represent and acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Therefore, pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Company’s registration statement be accelerated, so that it will become effective at 9:00 a.m. on November 8, 2007, or as soon thereafter as practicable.

Sincerely yours, Geopulse Exploration, Inc. /s/ Dr. Tim Sun By: Dr. Tim Sun, President